Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, CA 94025

August 11, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Staff Accountant
Joel Parker, Branch Chief
Sebastian Gomez Abero, Staff Attorney

Re:	Corcept Therapeutics Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 26, 2010
File No. 0-50679

Ladies and Gentlemen:

This letter sets forth the responses of Corcept Therapeutics Incorporated (the “Company”) to the comment letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 30, 2010 relating to the above-referenced filing. For ease of review, the text of each of the Staff’s comments is set forth below in bold, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Intellectual Property, page 14

1.	Please disclose the expiration date of each of the issued patents that you own.

Response:

In response to the Staff’s comment, we intend to file via EDGAR Amendment No. 1 to the Form 10-K for the year ended December 31, 2009 (“Amendment No. 1”) to revise our disclosure under the section titled “Part I – Item 1. Business – Intellectual Property” relative to our patents in substantially the form presented in Exhibit A.

Exhibit 31.1 and 31.2

2.	We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K. Please revise the certification to include the introductory language of paragraph 4 of Item 601(b )(31) of Regulation S-K to include reference to internal controls.

Response:

We acknowledge that, with respect to our Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K, we omitted the reference to internal controls in the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K. Please see the revised wording of such certifications in Exhibit B. In response to this comment, we intend to include such updated certifications in Amendment No. 1 to the Form 10-K for the year ended December 31, 2009 to be filed via EDGAR.

*****

It is the Company’s intention to file Amendment No. 1 to the Form 10-K for the year ended December 31, 2009 within 10 business days of the SEC staff’s acceptance of our responses herein.

As requested in the Staff’s letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please do not hesitate to contact me by telephone at (650) 327-3270 or Alan C. Mendelson of Latham & Watkins LLP at (650) 463-4693 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Caroline M. Loewy Caroline M. Loewy Chief Financial Officer

cc:	Joseph K. Belanoff, Corcept Therapeutics Incorporated
Anne LeDoux, Corcept Therapeutics Incorporated
Alan C. Mendelson, Esq., Latham & Watkins LLP
Connie Chen, Esq., Latham & Watkins LLP

EXHIBIT A

Intellectual Property

Patents and other proprietary rights are important to our business. It is our policy to seek patent protection for our inventions, and to rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

Under an agreement with Stanford University, we have licensed exclusive rights to the following issued U.S. patents and any corresponding foreign patents:

U.S. Patent Number	Subject Matter	Expiration Date
6,150,349	Use of GR-II antagonists in the treatment of psychotic major depression	October 5, 2018

6,362,173	Use of GR-II antagonists in the treatment of cocaine-induced psychosis	October 5, 2018

6,369,046	Use of GR-II antagonists in the treatment of early dementia	February 4, 2019

The expiration dates for the corresponding foreign patents range from 2018 to 2019.

We are required to make milestone payments and pay royalties to Stanford University on sales of products commercialized under any of the above patents. We are currently in compliance with our obligations under the agreement. If Stanford University were to terminate any of our exclusive licenses due to breach of the license on our part, we would not be able to commercialize CORLUX for the treatment of the psychotic features of psychotic depression, cocaine-induced psychosis or early dementia.

We also own issued U.S. patents for the use of GR-II antagonists in the treatment of mild cognitive impairment, for the treatment of weight gain following treatment with antipsychotic medication, for the prevention and treatment of stress disorders, for increasing the therapeutic response to ECT, for the treatment of delirium, for the treatment of gastroesophageal reflux disease and for inhibiting cognitive deterioration in adults with Down’s Syndrome. The expiration dates of these patents and their foreign counterparts range from 2020 to 2025.

In addition, we have eight U.S. method of use patent applications covering certain GR-II antagonists, including the treatment of:

•	patients suffering from mental disorders by optimizing mifepristone levels in plasma serum;

•	postpartum psychosis;

•	neurological damage in premature infants;

•	catatonia;

•	migraine headaches;

•	psychosis associated with interferon-alpha therapy;

•	depression in patients taking Interleukin-2 (IL-2) and

•	amyotrophic lateral sclerosis (ALS).

The expiration dates of these patents range and their foreign counterparts from 2023 to 2029.

We have composition of matter claims on three patent families of novel selective GR-II antagonists. Applications for all of the three families have been allowed in Europe. In the United States, applications for two of the three families have been allowed. Examination has not yet begun in the United States on our third novel selective GR-II antagonist family. The expiration dates of these European and U.S. patents range from 2025 to 2026.

We have also filed, where we deemed appropriate, foreign patent applications corresponding to our U.S. patents and applications.

However, we cannot assure you that any of our patent applications will result in the issuance of patents, that any issued patent will include claims of the breadth sought in these applications or that competitors will not successfully challenge or circumvent our patents if they are issued.

Although two of our patents and one of our patent applications have claims directed to the composition of compounds, we do not have a patent with claims directed to the composition of mifepristone. Our rights under our issued patents related to mifepristone cover only the use of that compound in the treatment of specific diseases.

The patent covering the product mifepristone has expired. The only FDA-approved use of mifepristone is to terminate pregnancy. The FDA has imposed significant restrictions on the use of mifepristone to terminate pregnancy and may impose restrictions on CORLUX for the treatment of Cushing’s Syndrome and the psychotic features of psychotic depression. We plan to rely on (1) the scope of our use patent, (2) the restrictions imposed by the FDA on the use of mifepristone to terminate pregnancy and (3) the different patient populations, administering physicians and treatment settings between the use of mifepristone to terminate pregnancy and to treat Cushing’s Syndrome and psychotic depression.

The patent positions of companies in the pharmaceutical industry are highly uncertain, involve complex legal and factual questions and have been and continue to be the subject of much litigation. Our product candidates may give rise to claims that we infringe on the products or proprietary rights of others. If it is determined that our drug candidates infringe on others’ patent rights, we may be required to obtain licenses to those rights. If we fail to obtain licenses when necessary, we may experience delays in commercializing our product candidates while attempting to design around other patents, or determine that we are unable to commercialize our product candidates at all. If we do become involved in intellectual property litigation, we are likely to incur considerable costs in defending or prosecuting the litigation. We believe that we do not currently infringe any third party’s patents or other proprietary rights, and we are not obligated to pay royalties to any third party other than Stanford University.

In November 2003, McLean Hospital had alleged that it also had rights to the technology that led to the patent for the use of GR-II antagonists to treat the psychotic features of psychotic depression. McLean Hospital was a prior employer of one of our founders, Dr. Alan Schatzberg and it alleged that the invention of the technology underlying this patent was conceived by Dr. Schatzberg and/or Dr. Anthony Rothschild while the two were employed by McLean Hospital. We contended that the invention was actually conceived by Dr. Schatzberg and Dr. Joseph Belanoff while they were employed by Stanford University and that the patent was appropriately assigned by them to Stanford University. In October 2004, we announced a resolution of this issue in which we retained our exclusive rights under the patent and which required us to make no additional payments under the license, regardless of the resolution of the impending inventorship dispute. In January 2005, the inventorship issue was resolved in favor of Stanford University.

As discussed earlier under “Competition,” in 2004 Akzo Nobel filed an observation to the grant of our exclusively licensed European patent application with claims directed to psychotic depression. In February 2006, the EPO allowed our patent application. We are not aware of any other disputes related to patent issues.

Exhibit 31.1

EXHIBIT B

CERTIFICATION

I, Joseph K. Belanoff, M.D., certify that:

1.	I have reviewed this Amendment No. 1 to Annual Report on Form 10-K for the period ended December 31, 2009 of Corcept Therapeutics Incorporated;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ JOSEPH K. BELANOFF
Joseph K. Belanoff, M.D.
Chief Executive Officer
August , 2010

Exhibit 31.2

CERTIFICATION

I, Caroline M. Loewy, certify that:

1.	I have reviewed this Amendment No. 1 to Annual Report on Form 10-K for the period ended December 31, 2009 of Corcept Therapeutics Incorporated;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))) for the registrant and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ CAROLINE M. LOEWY
Caroline M. Loewy
Chief Financial Officer
August , 2010